SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

BMC SOFTWARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	74-2126120
(State of Incorporation or Organization)	(IRS Employer Identification Number)

2012 Citywest Blvd., Houston, TX	77042-2827
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:    ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NASDAQ Stock Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On May 12, 2012, the Board of Directors of BMC Software, Inc. (the “Company”), a Delaware corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of May 12, 2012 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent. The dividend is payable on May 24, 2012 to the stockholders of record on such date.

The Board of Directors has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding common stock of the Company without the approval of the Board of Directors. The Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the Company’s common stock. The Rights are evidenced only by certificates that represent shares of the Company’s common stock. New Rights will accompany any new shares of common stock the Company issues after May 24, 2012 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock (a “Preferred Share”) for $180 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding common stock. If a shareholder beneficially owns greater than 10% of the Company’s common stock as of the announcement of the Rights Agreement, that shareholder’s existing ownership percentage would be grandfathered, but the Rights would become exercisable if at any time after the announcement of the Rights Agreement such shareholder increases its ownership percentage by 0.001% or more.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the

Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $180, purchase shares of the Company common stock with a market value of $360, based on the market price of the common stock prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $180 purchase shares of the acquiring corporation with a market value of $360, based on the market price of the acquiring corporation’s stock prior to such transaction.

•

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle its holder to quarterly dividend payments of $0.001, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•

if shares of the common stock of the Company are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on May 11, 2013.

Redemption. The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock of the Company, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement, dated as of May 12, 2012, between the Company and Computershare Trust Company, N.A., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

3.1	Certificate of Designations of BMC Software, Inc. (Incorporated by reference to Exhibit 3.1 to BMC Software Inc.’s Form 8-K filed on May 14, 2012).

4.1	Rights Agreement, dated as of May 12, 2012, between BMC Software, Inc. and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to BMC Software, Inc.’s Form 8-K filed on May 14, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 14, 2012

BMC SOFTWARE, INC.

By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Vice President, Deputy General Counsel & Assistant Secretary

[Signature Page to 8-A]

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Designations of BMC Software, Inc. (Incorporated by reference to Exhibit 3.1 to BMC Software, Inc.’s Form 8-K filed on May 14, 2012).

4.1	Rights Agreement, dated as of May 12, 2012, between BMC Software, Inc. and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to BMC Software, Inc.’s Form 8-K filed on May 14, 2012).